Exhibit 99.1

Total Voting Rights

London: Friday, August 28, 2020: Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) hereby notifies the market that as at August 28, 2020, the issued share capital of Chi-Med consisted of 710,594,765 ordinary shares of US$0.10 each, with each share carrying one right to vote and with no shares held in treasury.

The above figure of 710,594,765 may be used by shareholders as the denominator for the calculations by which they could determine if they are required to notify their interest in, or a change to their interest in, Chi-Med under the Financial Conduct Authority's Disclosure Rules and Transparency Rules.

For illustrative purposes only, the 710,594,765 ordinary shares would be equivalent to 710,594,765 CREST depositary interests (each equating to one ordinary share) which are traded on AIM or, if the CREST depositary interests were converted in their entirety, equivalent to 142,118,953 American depositary shares (each equating to five ordinary shares) which are traded on Nasdaq.

About Chi-Med

Chi-Med (Nasdaq/AIM: HCM) is an innovative, commercial-stage, biopharmaceutical company committed, over the past twenty years, to the discovery and global development of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases.  It has a portfolio of nine cancer drug candidates currently in clinical studies around the world and extensive commercial infrastructure in its home market of China. For more information, please visit: www.chi-med.com.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) Chi-Med@fticonsulting.com
Asia – Joseph Chi Lo / Zhou Yi, Brunswick	+852 9850 5033 (Mobile), jlo@brunswickgroup.com / +852 9783 6894 (Mobile), yzhou@brunswickgroup.com

Nominated Advisor
Freddy Crossley / Atholl Tweedie, Panmure Gordon (UK) Limited	+44 (20) 7886 2500